Item 77E
On September 10, 2004, two trusts advised by Stewart R. Horejsi
(the Trusts) commenced an unsolicited tender offer to purchase enough of the Funds common stock to give the Trusts a majority of the Funds issued and outstanding shares of common stock. The Funds Board appointed a Special Committee comprised of independent directors to consider the tender offer and the Funds response.
The Special Committee determined that the offer was coercive and, if successful, would be harmful to the Funds shareholders. Accordingly, the Special Committee recommended, and the Board approved, certain defensive measures, including: (1) a tender offer by the Fund for up to 20% of the Funds outstanding common stock; (2) adoption of a rights agreement; (3) to help finance the selftender, issuance of approximately $3 million of common stock to Neuberger Berman, LLC (Neuberger Berman) at a price equal to net asset value; (4) opting into the Maryland Control Share Acquisition Act (MCSAA) and the Maryland Business Combination Act; and (5) commencement of a lawsuit in federal district court in Maryland against the Trusts, their trustees (Badlands Trust Company, Larry Dunlap and Susan Ciciora), and Stewart R. Horejsi alleging that the Trusts tender offer materials were false and misleading.
The Fund filed its complaint on September 23, 2004 and amended it on November 24, 2004 to include a claim that Stewart R. Horejsi, Larry Dunlap and Susan Ciciora are control persons of the Trusts under the federal securities laws, and therefore liable for any violation of those laws by the Trusts. On January 18, 2005, May 13, 2005, September 11, 2005, December 21, 2005, April 12, 2006,
August 7, 2006, November 30, 2006 and March 22, 2007, the Board adopted new rights agreements; the currently outstanding rights will expire on July 20, 2007. On October 6, 2004, the Trusts and Badlands Trust Company, as trustee, filed counterclaims against the Fund alleging that certain of the Funds defensive measures violate federal securities laws, Maryland state law and the Funds charter. The Trusts also claimed they were entitled to a statutory exemption from the strictures of the MCSAA. The Trusts sought to enjoin the operation of the various defenses and asked for unspecified damages for what they describe as tortious interference with their prospective business and for attorneys fees and costs for prosecuting the counterclaims. On October 22, 2004, the court ruled that the September 2004 rights agreement did not violate the Investment Company Act of 1940, as amended. On March 30, 2005, the Trusts and Badlands Trust Company, as trustee, supplemented their counterclaims with a counterclaim that the rights agreement adopted by the Board on January 18, 2005 violated federal securities laws.
On May 24, 2005, one of the Trusts dropped out of the tender offer, while the other extended its offer and slightly increased the number of shares it offered to buy to account for the absence of the other Trust. The remaining Trust has extended its tender offer several times, most recently to July 27, 2007; the offering price has not changed.In late 2004 and early 2005, the Fund filed motions to compel defendants to produce documents and other information that the Fund requested in discovery, but that the defendants refused to produce. These motions were referred to a magistrate judge by the Court. On June 24, 2005, the magistrate judge ruled on the Funds motions to compel and required defendants to produce documents and other information. In the ruling, the magistrate judge stated that the defendants actions had delayed the Funds discovery, unnecessarily slowed and complicated the resolution of the case and caused the Fund to incur unnecessary costs. The magistrate judge also invited an application by the Fund for an award of expenses, including attorneys fees, incurred by the Fund in connection with the discovery disputes and the motions to compel, which application the Fund thereafter filed. The defendants objected to the June
24, 2005 ruling and opposed the Funds application to recover expenses. On December 23, 2005, the magistrate judge awarded the Fund $154,655, jointly and severally against defendants and their lead counsel. Objections to this ruling were filed. On March 20, 2006, the Court denied the objections and adopted both the June 24, 2005 ruling and the December 23, 2005 ruling.

In November 2005, the Fund filed a motion for summary judgment with the Court. In December 2005, defendants opposed the Funds motion for summary judgment and filed their own motion for summary judgment. The briefing of both summary judgment motions was completed in January 2006 and the Court heard oral argument regarding these motions on April 28, 2006.

On March 30, 2007, the Court issued an order stating that it had granted in part and denied in part the Funds motion for summary judgment and had granted in part and denied in part the defendants motion for summary judgment.

On April 15, 2007, the Court issued a Declaratory Judgment Order in which it held that the Funds adoption of multiple rights agreements does not violate federal or state law or the Funds charter. The Court also upheld the Funds interpretation of the MCSAA, ruling that although Lola Brown Trust No. 1B (Lola Trust), the remaining Trust, could vote the Fund shares it held at the time the Fund opted into the MCSAA, the Lola Trust may only vote any shares that it acquires thereafter with the approval of twothirds of the Funds disinterested stockholders, as provided in the MCSAA. In addition, the Court held that the Lola Trust is not an investment company and is not a constituent entity of an investment company within the meaning of the 1940 Act. The Declaratory Judgment Order did not address all the pending claims in the litigation.

On May 8, 2007, the Court issued an opinion, elaborating on the rulings in the Declaratory Judgment Order. In the opinion, the Court also held that the Fund did not violate the prohibition against insider trading when it completed a private sale of common stock to its affiliate, Neuberger Berman, after the tender offer commenced. In addition, having determined that the Fund acted in accordance with law in adopting defensive measures to defend against the tender offer, the Court dismissed the claim that the Funds defensive measures wrongfully interfered with the Lola Trusts ability to do business. The claim of wrongful interference was the sole basis on which the Lola Trust sought to recover a monetary award against the Fund.

The opinion addressed all pending claims in the litigation with the exception of the Funds claim under the Williams Act that the tender offer (as amended on October 4, 2004) contains false and/or misleading statements. The Court denied the motions for summary judgment filed by all parties regarding this claim and indicated that if the claim is not rendered moot a trial would be scheduled.

On October 20, 2004, the Fund and its Directors were named in a lawsuit filed by Full Value Partners, L.P. (Full Value) that repeated certain factual allegations made by the Trusts and Badlands
Trust Company, as trustee, and alleged that 1) certain of the Funds defensive measures violated the federal securities laws and the Boards adoption of these measures violated the Boards fiduciary duties; and 2) the Boards failure to take certain other defensive actions also violated its fiduciary duties. The plaintiff has asked for class action status on behalf of all shareholders except the Trusts, Neuberger Berman, and their affiliates. This action, which was filed as a case related to the Funds litigation with the Trusts, does not seek a monetary award other than attorneys fees and other costs of prosecuting the action. On April 18, 2005, the Court dismissed Full Values claims and gave Full Value until May 6,
2005 to amend its complaint. On May 6, 2005, Full Value amended its complaint, adding a claim that the rights agreement adopted on January 18, 2005 violated the federal securities laws.

There were no further proceedings in the Full Value litigation until September 21, 2006, when Full Value filed a motion for an injunction to compel the Fund to hold a meeting of shareholders by December 31, 2006. The parties completed briefing in October 2006. On December 7, 2006, the Court heard oral argument and denied Full Values motion.

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